

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2018

<u>Via E-Mail</u>
Mr. J. Daniel Plants
Voce Capital Management LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111

> **Re:** **Natus Medical Incorporated**
> **Definitive Additional Materials on Schedule 14A**
> **Filed May 21, 2018 by Voce Catalyst Partners LP, Voce Capital LLC, Voce**
> **Capital Management LLC, J. Daniel Plants, Mark G. Gilreath, Lisa**
> **Wipperman Heine and Joshua H. Levine**
> **File No. 000-33001**

Dear Mr. Plants:

We have reviewed your filing and have the following comments. Please respond to this letter by providing the requested information or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments.

1. Disclosure states that "[a]s the Company has acknowledged in its Proxy Statement, Natus terminated settlement negotiations with Voce *because Chairman Gunst refused to even consider any outcome which would have resulted in a change to his status as Chairman*." Please provide a factual foundation to support the statement in the italicized portion of the above disclosure.

2. Disclosure states that "Chairman Gunst's…iron-fisted grip on the Board as evidenced by his seemingly *complete and self-serving control of its decision-making*." You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the italicized portion of the above statement. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Bryan Hough, Attorney-Advisor, at (202) 551-8625 or me at (202) 551-3589.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Aneliya S. Crawford
        Schulte Roth & Zabel LLP